UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is an update with respect to the effect of recent developments in the international drybulk shipping industry on the business of DryShips Inc. (the “Company”), updated information with respect to the Company’s fleet, recent developments with respect to the Company and updated risk factors relating to an investment in our common stock.

EXHIBIT 1

The Effect Of Recent Developments In The International Drybulk Shipping Industry On Our Business

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

The general decline in the drybulk carrier charter market has resulted in lower charter rates for some of our vessels exposed to the spot market and our time charters and bareboat charter linked to the BDI.  Specifically, we have 12 vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates, five newbuilding drybulk carriers that we expect will operate on spot charters when delivered in 2009 to 2010, as well as two vessels on time charter and one vessel on bareboat charter at rates that adjust with the BDI. The duration of our spot charters is between 60 and 90 days. Eleven spot charters expire in the period January 28, 2009 through February 28, 2009.  Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low or decline even further.

In addition, the general decline in the drybulk carrier charter market has resulted in lower drybulk vessel values. We previously entered into contracts for the sale of the M/V La Jolla, the M/V Paragon and the M/V Toro for an aggregate purchase price of $190.4 million.  Due to the steep decline in the drybulk market, we do not expect to deliver these vessels to the sellers. As a result, we will retain the current indebtedness on these vessels.  Only the M/V Toro is chartered, and therefore we will have to seek employment for the vessels M/V Paragon and M/V La Jolla at the current low charter rates in the spot market.

Our Fleet

Please see the fleet table below, which reflects information on our fleet development and employment as of January 26, 2009.

Fleet Employment Data	Redelivery

				Current	Gross rate
	Year Built	DWT	Type	Employment	per day	Earlier	Latest
Period Employment Capesize:
Brisbane	1995	151,066	Capesize	T/C	$57,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	T/C	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	T/C	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	T/C	$57,000	Dec-11	Apr-12
Panamax:
Avoca	2004	76,500	Panamax	T/C	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	T/C	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	T/C	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-13	Aug-13
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-12	Aug-12
Majorca	2005	74,364	Panamax	T/C	$43,750	Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-12	Sep-12
Padre	2004	73,601	Panamax	T/C	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	T/C	$42,500	Sept-13	Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	T/C	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	T/C	$39,500	May-13	Jul-13
Xanadu	1999	72,270	Panamax	T/C	$39,750	Jul-13	Sep-13
Heinrich Oldendorff	2001	73,931	Panamax	BB**	$0	Mar-09	Jun-09
Supramax:
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Oct-11	May-12
Pachino	2002	51,201	Supramax	BB	$20,250	Sept-10	Feb-11
Spot Vessels

Capesize:
Alameda	2001	170,269	Capesize	Spot***	*
Newbuildings:
N/B-Hull No: 2089	Q2 2009	180,000	Capesize	Spot	N/A
Panamax:
Conquistador	2001	75,607	Panamax	Spot**	*
Coronado	2000	75,706	Panamax	Spot	*
Iguana	1996	70,349	Panamax	Spot	*
La Jolla	1997	72,126	Panamax	Unfixed	*	****
Delray	1994	71,862	Panamax	Spot	*
Maganari	2001	75,941	Panamax	Spot	*
Ocean Crystal	1999	73,688	Panamax	Spot	*
Oregon	2002	74,204	Panamax	Spot	*
Paragon	1995	71,259	Panamax	Unfixed	*	****
Primera	1998	72,495	Panamax	Spot	*
Sonoma	2001	74,786	Panamax	Baumarine	*
Sorrento	2004	76,633	Panamax	Spot	*
Toro	1995	73,034	Panamax	Spot	*	****
Marbella	2000	72,561	Panamax	Spot	*
Newbuildings:
N/B-Hull No: SS058	Q2 2010	82,100	Panamax	Spot	N/A
N/B-Hull No: SS059	Q3 2010	82,100	Panamax	Spot	N/A
N/B-Hull No: 1518A	Q3 2009	75,000	Panamax	Spot	N/A
N/B-Hull No: 1519A	Q4 2010	75,000	Panamax	Spot	N/A

Rigs

Leiv Eiriksson	2001	Fifth-generation semi submersible drilling unit	Contract with Shell U.K Limited, A/S Norske Shell and Shell E&P Ireland for a two-year term at day rates ranging between $476,000 and $517,000 and expiring in September 2009

Eirik Raude	2002	Fifth-generation semi-submersible drilling unit	Contract with Tullow Oil PLC for a three-year term at a day rate of $637,000 and expiring in October 2011

Newbuilding Drillships:
N/B-Hull No: 1865	Q3 2011	UDW Drillship
N/B-Hull No: 1866	Q3 2011	UDW Drillship
N/B-Hull No: 1837	Q4 2010	UDW Drillship*****
N/B-Hull No: 1838	Q1 2011	UDW Drillship*****

*            For spot vessels, we have calculated an average TCE rate of $5,000 per day for January 2009. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. See our Annual Report on Form 20-F for the year ended December 31, 2007 for further information with respect to calculation of this performance measure.
**          The gross rate per day is 100% of the average of the TC routes of the Baltic Panamax Index (PM4TC).
***        The gross rate per day is 100% of the average of the TC routes of the Baltic Capesize Index.
****      We previously entered into contracts for the sale of these vessels for an aggregate purchase price of $190.4 million.  Due to the steep decline in the drybulk market, we do not expect to deliver these vessels to the sellers and therefore we expect to trade these vessels in the spot market.
*****    If the spin off of Primelead Shareholders does not occur, we currently do not anticipate that we will close on our acquisition of these newbuilding drillships.

1.              For vessels trading in the Baumarine pool, the TCE rate is the pool’s estimate for earnings in the month of December.
2.              For vessels trading in the spot market or the Baumarine pool, the quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.
3.              The M/V Heinrich Oldendorff, M/V Clipper Gemini and M/V Pachino (ex M/V VOC Galaxy) are employed under bareboat charter.
4.              We previously entered into an agreement to purchase the Panamax drybulk carrier the M/V Maple Valley for $61.0 million. We have entered into arbitration proceedings with the seller for breach of contract and are seeking legal remedies under the memorandum of agreement in order to complete the return of our purchase deposit.

RECENT DEVELOPMENTS

Cancellation of Purchases of Four Panamax Vessels

We previously entered into separate agreements to acquire four Panamax vessels, including two newbuildings, for an aggregate purchase price of $400 million, from companies beneficially owned by George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer.  In December 2008, we agreed to cancel these transactions in exchange for a cash payment by us of $105.0 million in addition to the sellers’ retaining the deposits totaling $55.0 million we previously paid for the four vessels.  The vessels were: (i) a 75,228 dwt Panamax vessel built in 2008, (ii) a 75,204 dwt Panamax vessel built in 2007, (iii) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008 and (iv) a 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009.  As part of the termination agreement, we will have the exclusive option to purchase the abovementioned four Panamax drybulk carriers on an en bloc basis at a fixed purchase price of $160.0 million. The exclusive purchase option granted to us by the selling companies will terminate on December 31, 2009. The agreement was negotiated and approved by a committee consisting of the independent members of our board of directors.

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, we agreed to purchase nine Capesize drybulk carriers for consideration aggregating $1.17 billion, consisting of 19.4 million of our common shares and the assumption of an aggregate of $470.4 million in debt and future commitments.  The sellers were clients of Cardiff Marine Inc., including affiliates of George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and unaffiliated parties.  In light of the considerable decrease in asset values of the nine Capesize vessels, we have reached an agreement with the sellers to cancel this transaction.  The consideration to cancel the transaction will consist of the issuance of 6.5 million of our common shares to entities that are unaffiliated with us nominated by the third-party sellers, which will be subject to a six month lock-up period.  The consideration received by entities controlled by George Economou will consist solely of 3.5 million warrants with strike prices, depending on the relevant tranches, of between $20 to $30 per share.  Each warrant entitles the holder to purchase one share of our common stock.  The warrants will vest over an 18-month period and will expire after five years.  This transaction has been approved by the independent members of the board of directors and is subject to negotiation and execution of definitive documentation.

Disposal of Three Capesize Newbuildings

In July 2007 and April 2008, we entered into separate agreements to acquire three Capesize newbuildings from unaffiliated third parties for an aggregate purchase price of $364.0 million.  We have agreed to transfer our interests in the owning companies of these vessels to an entity that is not affiliated with us.  In connection with this transfer of interest, the sellers will release us and our relevant subsidiaries from the purchase agreements for these vessels. This release reduces our aggregate obligations in the amount of $364.0 million in exchange for a total consideration of $116.4 million. The consideration consists of $36.4 million in deposits toward the acquisition of the three vessels already made by us, $30.0 million in cash that has been paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days, respectively. The two additional tranches may be paid in cash or, at our option, by issuing 2.6 million shares of our common stock for each tranche.

Cancellation of Vessel Sale

On March 15, 2008, we entered into a memorandum of agreement to sell the M/V Delray (ex  M/V Lacerta), a 1994 built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million.  The sale will not close due to the buyer’s repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We intend to pursue all legal remedies against the buyer.

Sale of Vessel

In November 2008, we delivered the M/V Tonga, a 1984 built, 66,798 dwt Panamax drybulk carrier, to her new owners for the sale price of $3.8 million, resulting in a loss of $3.0 million.

Suspension of the Payment of Dividends

In light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to enhance our liquidity. The payment of dividends to our shareholders in the future is subject to limitations imposed by our lenders.

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, for a purchase price in the amount of $33.6 million each.  These vessels are scheduled for delivery from Hudong Shipbuilding in the second quarter of 2009 and the third quarter of 2010, respectively.  An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to Hulls 1518A and 1519A. We have agreed to increase the purchase price for Hulls 1518A and 1519A by $5.0 million each in consideration of (i) a corresponding $10.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of Hulls 1518A and 1519A, the owner of Hull 1569A will repay us by effecting payment of $10.0 million to Hudong Shipbuilding.  We will issue a guarantee to the shipyard for this increase in the  purchase price of Hulls 1518A and 1519A.  This transaction has been approved by the independent members of the board of directors as an accommodation to our manager.

Appointment of New Director

On December 19, 2008, Mr. Angelos Papoulias resigned as a member of our board of directors, effective December 19, 2008.  This resignation was accepted by us on December 22, 2008, on which day our board of directors appointed Mr. Evangelos Mytilinaios as a member of the board and as the chairman of our audit committee to succeed Mr. Papoulias.  Mr. Mytilinaios has extensive experience in the shipping industry.  He served as a senior executive in the Peraticos and Inlessis Group of Companies, which are involved in the drybulk and tanker shipping sectors.  He presently heads a diversified group of companies involved in tourism and real estate development in Greece and the United Kingdom.  After attending the Athens University of Economics, he started his career by joining and heading his family’s aluminum production enterprise, Mytilineos Holdings S.A., one of the largest aluminum product manufacturers in Greece.

Discussions Concerning Waiver and Amendment of our Loan Agreement Covenants

        Two of our leading banks, which collectively held $751.8 million of our indebtedness as of December 31, 2008, have notified us that we are in breach of certain financial covenants contained in our loan agreements, and we have been in communication with another lender that currently holds $650 million of our outstanding indebtedness regarding breach of loan covenants. Currently, we are in discussions with these and other lenders for waivers and amendment of certain financial and other covenants contained in our loan agreements. There can be no assurance that we will be successful in obtaining such waivers and amendments. In addition, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.  These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees.  In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.  We may be required to use a significant portion of the proceeds from future equity offerings to repay a portion of our outstanding indebtedness. If our lenders declare an event of default, our lenders have the right to accelerate our outstanding indebtedness under the relevant agreement and foreclose the liens on the vessels mortgaged thereunder.

Acquisition of Newbuilding Drillships Identified as Hulls 1837 and 1838

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings Inc., or DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of Cardiff, including Mr. Economou. The drillships are sister vessels to drillship hulls 1865 and 1866 and are also being constructed by Samsung Heavy Industries. The expected cost of construction is approximately $747.5 million per unit.  As of January 26, 2009, $413.0 million has been paid in installments for these hulls. In connection with the acquisition of these drillships, we will assume installment payments totaling $1.1 billion and will assume or have incurred total debt obligations of $261.1 million.  We have not yet obtained financing for this $1.1 billion of installment payments for Hulls 1837 and 1838, which amounts to approximately 70% of the purchase price of these drillships.

The consideration payable to the sellers of DrillShips Holdings for these two ultra deepwater drillships will be in the form of newly issued shares of Primelead Shareholders Inc., or Primelead Shareholders. Primelead Shareholders will issue to the sellers of DrillShips Holdings such number of shares that will be equal to 25% of its then issued and outstanding shares. The percentage of common shares to be issued to the sellers of DrillShips Holdings was determined based on valuations of the two newbuilding drillships prepared by third party appraisers.  If the spin off of Primelead Shareholders does not occur, we currently anticipate that we will not close on our acquisitions of Hulls 1837 and 1838. In October 2008, we advanced on behalf of the owning companies of newbuilding Hulls 1837 and 1838 installment payments in the aggregate amount of $5.0 million. In conjunction with these payments, we entered into an indemnity agreement with these owning companies, pursuant to which such owning companies undertook to reimburse us for such installment payments, plus interest at a fixed rate of five percent, if the spin off does not occur.

RISK FACTORS

We have identified a number of risk factors relating to an investment in shares of our common stock.  The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.

Investment in our shares involves a high degree of risk.

The abrupt and dramatic downturn in the drybulk charter market, from which we derive the large majority of our revenues, has severely affected the drybulk shipping industry and has harmed our business.  The BDI fell 94% from May 2008 through December 2008, and there is no indication that the drybulk charter market will experience any significant recovery over the next several months.  These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for drybulk shipping, including, among other things:

•   an absence of financing for vessels;
•   no active second-hand market for the sale of vessels;
•   extremely low charter rates, particularly for vessels employed in the spot market;
•   charterers' seeking to renegotiate the rates for existing time charters; and
•   widespread loan covenant defaults in the drybulk shipping industry.

Two of our leading banks, which collectively held $751.8 million of our indebtedness as of December 31, 2008, have notified us that we are in breach of certain financial covenants contained in our loan agreements, and we have been in communication with another lender that currently holds $650 million of our outstanding indebtedness regarding breach of loan covenants. Currently, we are in discussions with these and other lenders for waivers and amendments of certain financial and other covenants contained in our loan agreements.  Given the depressed charter market, the values of our vessels could fall even further and be below our outstanding debt.  If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels. In addition, if conditions in the drybulk charter market remain depressed, we may seek to restructure our outstanding indebtedness.

Accordingly, an investment in our shares could lose most or all of its value.

The drybulk carrier charter market has continued to deteriorate since October 2008, which has adversely affected our revenues, earnings and profitability and our ability to comply with our loan covenants.

The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.  The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

We currently employ 12 vessels in the spot market with their charters scheduled to expire in the next ninety days, by which time we will have to negotiate new employment for all of these 12 vessels in the currently very depressed charter market.  In addition, two of our vessels are employed on time charters and one of our vessels is employed on a bareboat charter at rates that adjust with the BDI.  If the very low charter rates in the drybulk market continue through any significant period in 2009, this would have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.  In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels.

We have received notices from certain of our lenders that we are in breach of certain financial covenants contained in our loan agreements and are currently in discussions with these and other lenders for waivers and amendments of certain financial and other covenants contained in our loan agreements, and if we are not successful in obtaining such waivers and amendments, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business.

Our loan agreements require that we maintain loan to value ratios ranging from 120% to 200% of the total amount outstanding under the relevant agreement. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants.  In addition, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.  We have received notices from certain of our lenders that we are not in compliance with our loan to value covenants and we are currently in discussions with these and other lenders for waivers and amendments of certain financial and other covenants contained in our loan agreements.  There can be no assurance that we will be successful in obtaining such waivers and amendments.

If we are not in compliance with our financial covenants, and are unable to obtain waivers, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In addition, if we are unable to obtain waivers, we may be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets. In addition, we may be unable to obtain a report of our independent registered public accounting firm relating to our annual audited financial statements without a “going concern” qualification, which may trigger further defaults under our loan agreements.

If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

If we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

Our lenders may impose the following restrictions that limit our ability to, among other things:

•	pay dividends to investors,

•	make capital expenditures,

•	incur additional indebtedness, including through the issuance of guarantees,

•	create liens on our assets, and/or

•	drop below certain minimum cash deposits, as defined in our credit facilities.

Therefore, our ability to engage in some corporate actions may be restricted.  In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.  We may be required to use a significant portion of the proceeds from future equity offerings to repay a portion of our outstanding indebtedness.  These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We are dependent upon key management personnel, particularly our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. George Economou.

Our contined operations depend to a significant extent upon the abilities and efforts of our management team, particularly our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. George Economou.  The loss of Mr. Economou’s service to our Company could adversely affect our discussions with our lenders and management of our fleet during this difficult economic period and, therefore, could adversely affect our business prospects, financial condition and results of operations.  We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel, including Mr. Economou.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Twenty of our vessels are currently employed under time charters, while three of our vessels are currently employed on bareboat charter, with 11 customers, with 85% of our revenues for the nine months ended September 30, 2008 generated from 30 customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. The time charters on which we deploy 20 of the vessels in our fleet provide for charter rates that are significantly above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We may be unable to fulfill our obligations under our agreements to acquire one vessel and to complete the construction of five newbuilding drybulk vessels that are expected to be delivered to us in 2009 and 2010.

We currently have contracts to acquire one vessel and to complete the construction of five newbuilding vessels, for which we will be required to procure additional financing of approximately $280.5 million.  Our ability to obtain financing in the current economic environment, particularly for the acquisition of drybulk vessels, which are experiencing low charter rates and depressed vessel values, is limited and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we could lose our deposit money, which amounts to $70.6 million for the drybulk carriers as of January 26, 2009 and we may incur additional liability and costs.

If the spin off of our subsidiary, Primelead Shareholders Inc., is delayed or does not occur, we will have significant additional indebtedness and payment obligations relating to the two drillships under construction that it will acquire.

Prior to or concurrently with the spin off of our subsidiary, Primelead Shareholders, which now owns the stock of Ocean Rig ASA, it will acquire (i) our existing subsidiary, DrillShips Investment, which has contracts for construction of the two drillships, Hulls 1865 and 1866, to be delivered in July 2011 and September 2011, respectively, and (ii) Drillships Holdings, an entity not currently owned by us, which has contracts for construction of Hulls 1837 and 1838, to be delivered in December 2010 and March 2011, respectively, in exchange for 25% of the then-outstanding shares of Primelead Shareholders.  Drillships Holdings is controlled by clients of Cardiff, including Mr. Economou. Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009. If the spin off is delayed or does not occur, we will retain liability for the $173.4 million of indebtedness for Hulls 1865 and 1866 already incurred to finance payments made under the drillship newbuilding contracts, with no newbuilding installment payments due within the next year and $1.2 billion of newbuilding installment payments due thereafter. We have signed contracts to purchase two additional newbuilding ultra-deep water drillships, identified as Hulls 1837 and 1838, for which there are $1.1 billion in remaining installment payments. Financing has not been arranged for these installment payments. If the spin off does not occur, we currently anticipate that we will not close our acquisitions of Hulls 1837 and 1838. This indebtedness would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, would adversely affect our ability to comply with our loan covenants and service our indebtedness and would adversely impact our profitability and cash flows.  If for any reason we fail to take delivery of the two newbuilding drillships, Hulls 1865 and 1866, we could lose our deposit money, which amounts to $430.8 million as of January 26, 2009.

An impairment of goodwill and intangible assets could reduce our earnings.

At September 30, 2008, our balance sheet reflected approximately $692.6 million of goodwill associated with the acquisition of Ocean Rig ASA. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets such as intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings with a correlative effect on our equity and balance sheet leverage as measured by debt to total capitalization.

We cannot be assured that we will be able to raise equity and debt financing sufficient to meet our future capital and operating needs.

While we have recently sold 27.05 million common shares since October 2008, we may have to sell additional shares in the future to satisfy our capital and operating needs.  As our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates.  If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant.  Purchasers of the shares we sell pursuant to future offerings, as well as our existing shareholders, will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

As previously mentioned, in light of a lower freight rate environment and a highly challenged financing environment, our board of directors, beginning with the fourth quarter of 2008, has suspended our common share dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to preserve capital and use the preserved capital to capitalize on market opportunities as they may arise.  Until market conditions improve, it is unlikely that we will reinstate the payment of dividends.  In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends.  Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

The continued steep decline in the price of crude oil may affect the revenues that we are able to earn from our drilling rigs and the rates we are able to negotiate for our newbuilding drillships.

The price of crude oil is volatile and has continued to fall sharply over the past few months despite significant reductions in crude production announced by OPEC.  Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, the suspension of exploration and drilling programs.  Such changes and any such suspension could affect the rates which we receive for these rigs when their contracts expire, with the result that we will recognize less revenue from their operations.  The employment contract for the Leiv Eiriksson, which currently earns $517,000 per day, expires in September 2009.  We have not yet secured subsequent employment for the Leiv Eiriksson after the current contract expires. The contract for the Eirik Raude, which earns $637,000 on average over the contract period per day, expires in October 2011.  The counterparty to the contract, Tullow Oil, has an option through March 31, 2009 to extend the contract for one or two additional years. Similarly, were the spin off of our subsidiary, Primelead Shareholders Inc., not to occur, and if the price of crude oil were to fall, we may not be able to negotiate charter agreements for the four newbuilding drillships that are scheduled to be delivered to us in 2010 through 2011 at attractive rates or at all. If the spin off does not occur, we currently anticipate that we will not close the acquisition of the additional two newbuilding drillships identified as Hulls 1837 and 1838.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation – United States Federal Income Tax Considerations – United States Federal Income Taxation of Holders – United States Federal Income Taxation of United States Holders”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  See "Taxation – United States Federal Income Tax Considerations – United States Federal Income Taxation of Holders – United States Federal Income Taxation of United States Holders “ for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income.  Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% (i.e., 50% of 4%) United States federal income tax on our gross shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our subsidiaries that engage in drilling activities may be subject to taxation in the jurisdictions in which they conduct activities.

Our subsidiaries that provide services relating to drilling may be subject to taxation in the jurisdictions in which such activities are conducted.  Such taxation would result in decreased earnings available to our shareholders.

The spin off of our subsidiary, Primelead Shareholders Inc., may have adverse tax consequences to shareholders.

The proposed spin off of our subsidiary, Primelead Shareholders Inc., may be a taxable transaction to our shareholders depending upon their country of residence.  As a result, a shareholder may recognize gain and be subject to tax as a result of receiving shares of Primelead Shareholders Inc. in the spin off, notwithstanding that cash had not been received.  In addition, after the spin off, Primelead Shareholders Inc. may be treated as a passive foreign investment company, which would have adverse United States federal income tax consequences to a United States holder of shares of Primelead Shareholders Inc.  Under the passive foreign investment company rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of shares of Primelead Shareholders Inc., as if the excess distribution or gain had been recognized ratably over the shareholder's holding period in such shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: January 28, 2009	By: /s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 959106